Mail Stop 4561
								August 9, 2005

Mr. Roy T. Brooks
President and CEO
Mountain Bank Holding Company
501 Roosevelt Avanue
PO Box 98
Enumclaw, WA 98022

Re:	Mountain Bank Holding Company
	Item 4.02 Form 8-K
      Filed March 9, 2005
	File No. 000-28394

Dear Mr. Brooks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





1. We note that your independent accountants advised you of the error
on January 21, 2005. Tell us how you determined that you were not required to file a Form 8-K for this Item 4.02(b) within four days of this event.
2. Please tell us how you determined that you are not required to restate your Quarterly Reports on Forms 10-Q for the periods ended September 30, 2004, June 30, 2004, and March 31, 2004. You state in your Form 8-K that these financial statements should no longer be relied upon.
3. Please revise Exhibit 7.01 in your amended filing to fully comply
with the requirements of Item 4.02(c) (2). Specifically, we note that
the letter provided by your independent accountants agrees only with
the statements made in Item 4.02 concerning their firm.
4. You state in Item 9A of your 2004 Form 10-K that the president
and
chief executive officer and principal financial officer believe that
you have appropriately modified your internal controls and
remediated
the material weakness as of December 31, 2004. Given that the error
was discovered subsequent to yearend it is not clear to us how you were able to do so and conclude that controls were effective as of December 31, 2004. Accordingly, please restate Item 9A of your Form
10-K to properly reflect your assessment of internal controls over financial reporting and your identified material weakness as of December 31, 2004. Also include updated certifications required by the Sarbanes-Oxley Act of 2002 and an updated consent from your independent accountants.
5. Tell us how you concluded in Item 9A of your 2004 Form 10-K that
the restatement of these periods did not reflect a material
weakness
in your disclosure controls and procedures and call into question your assertions on the effectiveness of your disclosure controls or procedures as of the end of your fiscal year, as required by Item
307
of Regulation S-K.





6. We note in this Form 8-K that the error was discovered subsequent to yearend, but in Note 1 of your 2004 10-K filing on page F-7 you state that you determined the misstatement in the fourth quarter of
2004. Tell us when the misstatement was discovered and revise your filings to consistently disclose this information.


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call John Spitz at (202)
551-
3484.

							Sincerely,


							Amit Pande
							Assistant Chief Accountant
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Mr. Roy T. Brooks
Mountain Bank Holding Company
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